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May 31, 2013

Via Federal Express and EDGAR

Ms. Mara Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Renewable Energy Partners L.P.

Amendment No. 6 to Registration Statement on Form 20-F

Filed May 17, 2013

File No. 001-35530

Dear Ms. Ransom:

On behalf of our client, Brookfield Renewable Energy Partners L.P. (the “Company” or “Brookfield Renewable”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided verbally to us (the “Comment”) with respect to the Company’s Registration Statement on Form 20-F (the “Registration Statement”).

On the date hereof, the Company is filing this letter in response to the Comment. To assist the Staff in reviewing this letter, we will separately deliver to you, by hand, four copies of this letter. If you would like to receive additional copies of this letter, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the Comment in bold text and have provided the Company’s response immediately following the Comment. Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 6 to the Registration Statement (“Amendment No. 6”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 6.

The following is the Company’s response to the Comment:

1.	Please provide further information necessary to conduct an analysis under rule 3a-1 under the Investment Company Act of 1940 for Brookfield Renewable Energy, including, but not limited to, each of its subsidiaries. In particular, please explain which subsidiaries are wholly-owned, majority-owned or otherwise, and the value you assign to each. In addition, please provide an analysis of how each majority-owned subsidiary and primarily controlled company is not itself an investment company.

Brookfield Renewable advises the Staff that it is, and holds itself out as being, primarily engaged, through its wholly-owned, majority-owned, and primarily controlled subsidiaries, in the ownership and operation of renewable energy entities globally. These entities consist of 196 hydroelectric generating stations on 70 river systems and 11 wind facilities throughout Canada, the United States, and Brazil. Consistent with Rule 3a-1 (“Rule 3a-1”) under the Investment Company Act of 1940, as amended (the “1940 Act”), on a consolidated basis with respect to its wholly-owned subsidiaries, including Brookfield Renewable Energy L.P. (“BRELP”), and otherwise on an unconsolidated basis, less than 45% of the value of Brookfield Renewable’s assets (exclusive of cash, cash items and Government securities) consist of, and less than 45% of Brookfield Renewable’s net income after taxes for the last four fiscal quarters combined is derived from, securities other than (1) Government securities; (2) securities issued by majority-owned subsidiaries of Brookfield Renewable, which are not themselves investment companies and do not rely on the exemptions from investment company status provided in Section 3(b)(3), 3(c)(1), or 3(c)(7) of the 1940 Act; and (3) securities issued by companies (x) which are controlled primarily by Brookfield Renewable, (y) through which Brookfield Renewable engages in a business other than that of investing, reinvesting, owning, holding or trading in securities, and (z) which are not investment companies. Finally, Brookfield Renewable is not a “special situation investment company,” because it does not secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.

For purposes of the 1940 Act, Brookfield Renewable’s direct subsidiary, BRELP, is treated as a “wholly-owned subsidiary,” because 95% or more of BRELP’s outstanding voting securities are owned by Brookfield Renewable. This position is consistent with the Staff’s interpretation of the voting requirement in the case of a limited partnership to mean that the holder of the voting power (here, Brookfield Renewable) must have the ability to remove and replace the general partner of the limited partnership. Brookfield Renewable holds 100% of the ability to remove and replace BRELP’s general partner. Because BRELP is a wholly-owned subsidiary, Brookfield Renewable consolidates all of the assets of BRELP onto its balance sheet for purposes of Rule 3a-1. In turn, BRELP, which is an intermediate holding company, consolidates many of Brookfield Renewable’s operating entities onto its balance sheet because these entities are held through wholly-owned intermediate holding companies and are themselves wholly-owned.

As of the end of the last fiscal quarter, the value of the assets of these operating entities, which are not themselves investment companies under Section 3(b)(3), 3(c)(1), or 3(c)(7) of the 1940 Act, constituted more than 55% of the value of Brookfield Renewable’s assets (exclusive of cash, cash items, and Government securities). Specifically, the value of the assets of the following operating entities—which do not represent all of Brookfield Renewable’s Rule 3a-1 “good assets”—was $13.6 billion, representing more than 75% of the value of Brookfield Renewable’s assets (exclusive of cash, cash items, and Government securities). The operating entities in question—all of which are indirectly wholly-owned by Brookfield Renewable—are listed in Appendix A attached hereto (the “Operating Entities”).

With respect to net income, Brookfield Renewable currently has net losses for the past four fiscal quarters combined, and therefore calculates its net income test under DRX, Inc., SEC No-Action Letter (June 28, 1988) (“DRX”). Under DRX, net operating loss (i.e., operating income less those expenses associated only with that income) can be compared to total net loss. For the last four fiscal quarters, Brookfield Renewable’s net loss from the operating entities listed above for the last four fiscal quarters combined was $51 million, which represented more than 100% of Brookfield Renewable’s total net loss after taxes for that period. If calculated on a revenue basis, Brookfield Renewable’s revenue from the Operating Entities for the last four fiscal quarters combined was $1.2 billion, which represented more than 90% of Brookfield Renewable’s total revenue for that period.

Brookfield Renewable owns additional operating entities through majority-owned subsidiaries and primarily controlled entities and does not consolidate the value of these entities for purposes of Rule 3a-1. We have not included an analysis of these entities as we submit that such an analysis is not needed to demonstrate Brookfield Renewable’s compliance with Rule 3a-1.

* * *

Brookfield Renewable hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta

Mile T. Kurta

cc:	Catherine Brown

Jason Niethamer

Robyn Manuel

Jennifer Lopez

(Securities and Exchange Commission)

Patricia Bood

(Brookfield Renewable Energy Partners L.P.)

Appendix A

Operating Entities

Canada

Lievre Power L.P.

Great Lakes Power Limited

Missisagi Power Trust

Comber Wind Limited Partnership

Brookfield Power Wind Prince LP

Gosfield Wind Limited Partnership

Coulonge Power and Company, Limited Partnership

Carmichael Limited Partnership

Lake Superior Power Limited Partnership

Waltham Power and Company, Limited Partnership

Valerie Falls Limited Partnership

Hydro Pontiac Inc.

Brookfield BRP Canada Corp.

Comber Wind Financial Corporation

Gosfield Wind Financial Corporation

Lievre Power Financing Corporation

Brookfield Power Wind Prince Financial Corporation

Brookfield Renewable Energy Partners ULC

Brookfield BRP Holdings (Canada) Inc.

United States

Erie Boulevard Hydropower, L.P.

Great Lakes Hydro America, LLC

Hawks Nest Hydro LLC

Rumford Falls Hydro LLC

Twin Cities Hydro LLC

Brookfield Power Piney & Deep Creek LLC

Brookfield Power New York Finance LP

BPUS NewFinance LLC

Brookfield Power US Holding America Co.

White Pine Hydro Investments, LLC

Brazil

Itiquira Energetica S.A.

Brookfield Energética Renovável S.A

Centrais Hydrelétricas Grapon S.A

Rio Pomba Energética S.A

Barra Do Brauna Energetica SA

Energética Campos de Cima da Sera Ltda

Rio Gloria Energética S.A

Linha Emilia Energética S.A

Energetica Salto Natal S.A

Riachao Energética S.A

Pezzi Energética S.A

Serra dos Cavalinhos II Energética S.A

Cotipora Energética S.A

Caçador Energética S.A

Energética Ponte Alta S.A

Zona da Mata Geraçao S.A

Rio Manhuaçu Energética S.A